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A44 3/12/2004

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR 1 2004
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

04002994

SEC FILE NUMBER
8- 47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
IL Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2960 N. Meridian Street
(No. and Street)

Indianapolis	**Indiana**	**46208-4798**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melinda Urion, CFO **(515) 362-3690**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400	**Des Moines**	**IA**	**50309**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/26

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Melinda Urion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of II Securities, Inc, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Melinda S. Urion
Signature

VP & CFO
Title

Laurie F. Theis
Notary Public

NOTARIAL SEAL IOWA
LAURIE F. THEIS
COMMISSION NO. 176567
MY COMMISSION EXPIRES
10-21-2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

IL Securities, Inc.
Years Ended December 31, 2003 and 2002

0309-0462350

IL Securities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2003 and 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

Board of Directors
IL Securities, Inc.

We have audited the accompanying statements of financial condition of IL Securities, Inc. (an indirect wholly-owned subsidiary of AmerUs Group Co.) as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IL Securities, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2004

Ernst & Young LLP

IL Securities, Inc.

Statements of Financial Condition

	December 31 2003	December 31 2002
Assets		
Cash and cash equivalents	**$ 453,234**	$ 426,592
Amounts due from affiliate	**1,889**	570
Other assets	**2,829**	2,829
Total assets	**$ 457,952**	$ 429,991
Liabilities and stockholder's equity		
Liabilities:		
Amounts due to affiliate	**$ 559**	$ –
General expenses due or accrued	**118**	118
Total liabilities	**677**	118
Stockholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding – 100 shares	**5,000**	5,000
Additional paid-in capital	**4,025,000**	4,025,000
Accumulated deficit	**(3,572,725)**	(3,600,127)
Total stockholder's equity	**457,275**	429,873
Total liabilities and stockholder's equity	**$ 457,952**	$ 429,991

See accompanying notes.

IL Securities, Inc.

Statements of Operations

	Year Ended December 31	
	2003	**2002**
Revenues		
Broker dealer concession revenue	**$640,188**	$ 898,386
Commission revenue	**81,918**	172,173
Interest income	**2,859**	5,206
	724,965	1,075,765
Expenses		
Broker dealer concession expense	**640,188**	898,386
Salaries and benefits	–	148,206
Travel	–	6,371
Advertising	–	174
Other general and administrative	**56,816**	62,659
	697,004	1,115,796
Gain (loss) before federal income tax benefit (expense)	**27,961**	(40,031)
Federal income tax benefit (expense)	**(559)**	117,433
Net income	**$ 27,402**	$ 77,402

See accompanying notes.

0309-0462350

IL Securities, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2002	$5,000	$4,025,000	$(3,677,529)	$ 352,471
Net income	–	–	77,402	77,402
Balance at December 31, 2002	5,000	4,025,000	(3,600,127)	429,873
Net income	–	–	**27,402**	**27,402**
Balance at December 31, 2003	**$5,000**	**$4,025,000**	**$(3,572,725)**	**$ 457,275**

See accompanying notes.

IL Securities, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2003	**2002**
Operating activities		
Net income	**$ 27,402**	$ 77,402
Adjustment to reconcile net income to net cash used in operating activities:		
Amounts due to/from affiliates	**(760)**	(247,653)
Other assets	–	100
General expenses due or accrued	–	(17,631)
Net cash provided (used in) by operating activities	**26,642**	(187,782)
Net increase (decrease) in cash and cash equivalents	**26,642**	(187,782)
Cash and cash equivalents at beginning of year	**426,592**	614,374
Cash and cash equivalents at end of year	**$453,234**	$426,592

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

IL Securities, Inc. (the Company) is a wholly-owned subsidiary of Indianapolis Life Insurance Company (ILICO). The Company serves as a wholesale broker/dealer of variable annuity insurance products for new employees of client companies with qualified plans. Through June 30, 2003, the Company served in this capacity for IL Annuity and Insurance Company (IL Annuity), a subsidiary of ILICO. Effective July 1, 2003, IL Annuity and Insurance Company merged with ILICO. Subsequent to this date, the Company continues in its former capacity on behalf of ILICO.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commission Revenue

Revenue is recognized as earned.

Broker Dealer Concession Revenue and Expense

ILICO (IL Annuity prior to July 1, 2003) pays concession expenses to third-party broker dealers on behalf of the Company. For purposes of financial statement presentation, the Company records broker dealer concession revenue and offsetting broker dealer concession expense to reflect the receipt and payment of these amounts on their behalf.

Advertising

The Company expenses advertising costs as incurred.

1. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain 2002 balances have been reclassified to conform to 2003 presentation. These reclassifications did not change net income or net capital as previously reported.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of $444,264, which was $439,264 in excess of its required net capital of $5,000. The Company's net capital ratio was .0015 to 1. The net capital rules may effectively restrict the payment of dividends.

3. Related Party Matters

For the year ended December 31, 2002, the Company was charged $28,325 for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker/dealer. For the year ended December 31, 2003, the Company was not charged for use of these services.

4. Federal Income Taxes

Prior to March 5, 2002, the Company filed a consolidated tax return with Indianapolis Life Group of Companies, Inc.. Subsequent to this time, the Company files a separate income tax return.

At December 31, 2003 the Company owed affiliates $559 for federal income taxes. At December 31, 2002 affiliates owed the Company $9,471 for federal income taxes.

In 2003, the Company's effective tax rate was lower than the statutory tax rate of 35% primarily because the federal income tax expense recorded was reduced by $8,086 for net operating losses. In 2002, the Company's federal income tax benefit includes a $107,962 adjustment related to a change in estimate of the net operating loss used by IL Group.

As of December 31, 2003, the Company has net operating loss carryforwards of approximately $2,424,000, which begin to expire in 2012. For financial reporting purposes, a valuation allowance has been established to offset the deferred tax asset related to these carryforwards.

Supplemental Information

IL Securities, Inc.

Computation of Net Capital – Part IIA

December 31, 2003

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$457,275
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		457,275
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		457,275
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		
• Accounts receivable	1,889	
• Other assets	2,829	(4,718)
7. Other additions and/or allowable credits: Deferred tax on unrealized appreciation of investments		–
8. Net capital before haircuts on securities positions		452,557
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	8,293	
2. U. S. and Canadian government obligations	–	
3. State and municipal government obligations	–	
4. Corporate obligations	–	
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	–	
D. Undue Concentration	–	
E. Other	–	(8,293)
10. Net Capital		$444,264

IL Securities, Inc.

Computation of Net Capital – Part IIA (continued)

December 31, 2002

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 45
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		439,264
15. Excess net capital at 1000% (line 10 less 10% of line 19)		444,196

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		677
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
C. Other unrecorded amounts	–	–
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		
19. Total aggregate indebtedness		677
20. Percentage of indebtedness to net capital (line 19 ÷ by line 10)		.15%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

IL Securities, Inc.

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2003

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	______
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm________________.	______
D. (k)(3) – Exempted by order of the Commission	

IL Securities, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2003

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
IL Securities, Inc.

In planning and performing our audit of the financial statements of IL Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2004

Ernst & Young LLP